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Exhibit 8(j) - Fifth Amendment to Custodian Contract

FIFTH AMENDMENT TO THE CUSTODIAN CONTRACT

    AGREEMENT made by and between State Street Bank and Trust Company (the "Transfer Agent") and between the Sanford C. Bernstein Fund, Inc. (the "Fund").

    WHEREAS, the Custodian and the Fund are parties to a custodian contract dated October 12, 1988 as amended on May 8, 1989 and July 24, 1989 to provide for the maintenance of foreign securities, April 30, 1990 to add the California Municipal Portfolio, and March 18, 1992 to add the Bernstein International Value Portfolio (the "Custodian Contract, as amended"); and

    WHEREAS, the Custodian and the Fund desire to further amend the Custodian Contract by adding the Bernstein Short Duration California Municipal Portfolio, the Bernstein Short Duration Diversified Municipal Portfolio, and the Bernstein Short Duration New York Municipal Portfolio ("the Portfolios") to the list of Portfolios on whose behalf the Custodian Contract, as amended, applies;

    NOW THEREFORE, in consideration of the premises and covenants contained herein, the Custodian and the Fund hereby agree as follows:

    In accordance with Paragraph 12 of the Custodian Contract, it is mutually agreed that the Custodian shall render services under the Custodian Contract, as amended, to an additional series of the Fund, the Bernstein Short Duration California Portfolio, the Bernstein Short Duration Diversified Municipal Portfolio, and the Bernstein Short Duration New York Municipal Portfolio.

    IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and behalf by its duly authorized representative and its seal to be hereunder affixed as of the 19th day of April, 1994.

SANFORD C. BERNSTEIN FUND, INC.
By: Stuart K. Nelson

ATTEST:
Jean Margo Reid

STATE STREET BANK AND TRUST COMPANY
By: (Illegible)

ATTEST:
Charles R. Whittemore, Jr.